Exhibit 99.1

Aeterna Zentaris Outlines Progress on Development Pipeline Programs and Provides Corporate Update

●	Highlights progress, recent developments and upcoming key milestones
●	Company continues to build growing body of data across pipeline, advancing towards first in human studies
●	Strong financial position with cash projected to fund operations and advancement of priority pipeline programs into 2025

TORONTO, ONTARIO, July 13, 2023 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today provided an update on its therapeutic and diagnostic development pipeline programs and outlined upcoming key milestones.

“We are encouraged by our significant progress across all of our active development programs, and based on the prioritization of our pipeline, have strengthened our focus on our diagnostic and therapeutic programs as we execute on key decision points,” commented Dr. Klaus Paulini, Chief Executive Officer of Aeterna. “Additionally, in our ongoing DETECT clinical trial, we are making significant progress regarding patient recruitment and believe we are well-positioned to continue building momentum towards completion of the study by year’s end. Further, based upon our active outreach and discussions, we expect to secure an alternate development and commercialization partner for Macrilen® for the U.S. and Canada.”

Therapeutics Development Pipeline Update

Autoimmunity Modifying (“AIM”) Biologicals: Targeted, highly specific autoimmunity modifying fusion proteins for the potential treatment of neuromyelitis optica spectrum disorder (“NMOSD”) and Parkinson’s disease (“PD”)

AIM Biologicals represent a unique platform technology with the potential to address the cause and not only the symptoms of auto-immune and inflammatory, neurodegenerative disorders at early stages. This approach is based on induction of selective and highly target-specific immune de-sensibilization based on the natural concept of feto-maternal tolerance.

Dr. Paulini added, “We have received encouraging feedback from our collaborator and scientific advisor on the NMOSD indication, Dr. Michael Levy, Research Director of the Division of Neuroimmunology & Neuroinfectious Disease at Massachusetts General Hospital. Dr. Levy shares our vision that presenting antigens on soluble HLA-G fusion proteins is a promising, novel approach to induce antigen specific immune tolerance among NMOSD and PD patients. Together, we look forward to furthering the development of this program.”

Recent Highlights

●	Demonstrated positive pre-clinical proof-of-concept in various in-vitro and in-vivo models.
●	In-depth profiling of a limited set of candidates for potential use in clinical development.
●	Confirmed AIM Biologicals’ mechanism of action and efficacy in ex-vivo studies in human blood samples from both NMOSD and PD patients.

Next Steps

●	Evaluation of manufacturing strategy and initiation of production of selected development candidates.
●	Ongoing compilation of a comprehensive pre-clinical data package for scientific advice meetings with regulatory authorities, expected to take place in the near future.

Delayed Clearance Parathyroid Hormone (“DC-PTH”, AEZS-150) Fusion Proteins: Potential treatment for chronic hypoparathyroidism

AEZS-150 is a fusion protein of PTH [1-34] coupled to a modified human growth-hormone binding protein (GHBP). Preclinical results so far indicate the potential for maintaining regular calcium and phosphate levels in blood longer and more consistently than with current treatments. This project aims to address this debilitating orphan disease, which is currently without satisfactory treatment options, with weekly instead of daily injections.

“There is a major unmet need for physiological parathyroid hormone replacement in patients with hypoparathyroidism, either congenital or acquired from neck surgery, who have an impaired quality of life and increased morbidity and mortality on current therapy. DC-PTH will address this unmet need,” commented Prof. Richard Ross, MD, FRCP, Department of Oncology and Metabolism at Sheffield University (UK). “Aeterna has made great progress in the manufacturing process development of AEZS-150 and repeating validation studies in models of hypoparathyroidism required before undertaking trials in patients.”

Recent Highlights

●	Detailed profiling of AEZS-150 through in-vitro studies and in-vivo models of hypoparathyroidism.
●	Established a master cell bank for a cell line expressing AEZS-150 in good yield.
●	Continued progress in the development of a production process suitable for larger scale GMP manufacturing.

Next Steps

●	Meet with regulatory authorities to determine the development path forward; Company expects such a meeting in Q4/2023, and as outcome, an abbreviated safety and toxicology program as the active principle ([1-34]-PTH fragment) is already approved and in use.
●	Initiate IND-enabling preclinical studies in 2024.

Macimorelin Therapeutic (AEZS-130): Ghrelin agonist in development for the treatment of ALS (Lou Gehrig’s disease)

Amyotrophic Lateral Sclerosis (ALS) is a debilitating and deadly orphan disease, and those who suffer from this terminal condition have few treatment options. Macimorelin’s (AEZS-130) multiple modes of action should have the potential to improve the quality of life for these patients.

Recent Highlights

●	Successful development of an alternative formulation suitable for use in ALS.
●	Accumulating data for positive effects of AEZS-130 treatment on survival of motor-neurons.
●	Continued assessment of AEZS-130 in transgenic mouse ALS models and in human patient-derived neuron cultures.
●	Completion of initial toxicology and safety studies to support clinical development as a therapeutic, in addition to the already existing body of safety and toxicology data from our macimorelin diagnostic development.

Next Steps

●	Following achievement of proof-of-concept, the Company will seek to have a scientific advice meeting with regulatory authorities to discuss program development next steps.
●	Completion of toxicology and safety studies to support treatment over prolonged periods.

Diagnostics Development and Commercialization Update

Macimorelin Diagnostic: Approved and commercialized as test for adult growth hormone deficiency and in clinical Phase 3 development for childhood-onset growth hormone deficiency (“CGHD”) testing.

Aeterna is currently conducting its pivotal Phase 3 safety and efficacy study AEZS-130-P02 (the “DETECT-trial”) evaluating macimorelin for the diagnosis of Childhood Onset Growth Hormone Deficiency (“CGHD”). Most clinical sites in the U.S. as well as European countries are open for patient recruitment.

Recent Highlights

●	Phase 3 Study: Significant progress made with DETECT patient recruitment also by engagement of an additional Clinical Research Organization (CRO). Currently three new countries (Armenia, Slovakia, and Turkey), have ongoing DETECT clinical trial application activities and almost half the foreseen subjects have meanwhile concluded the trial.
●	Macimorelin Commercialization: Having regained full rights to Macrilen® for the U.S. and Canada from Novo Nordisk in May 2023, the Company is actively focused on identifying an alternate development and commercialization partner for Macrilen® for U.S. and Canada.

“We continue to manage our cash responsibly with a balanced de-risked development approach, which we believe enables us to optimize the Company’s capital and human resources,” added Giuliano La Fratta, Chief Financial Officer of Aeterna. “We remain focused on advancing our programs to their next phase of development, guided by the data and financial risk/reward as we do so. Based on our current projections, we believe the Company has the ability to meet its currently anticipated cash needs into 2025.”

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen®; Ghryvelin™), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need.

Aeterna Zentaris is dedicated to the development of its therapeutic asset and has established a pre-clinical development pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease).

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations, and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “aiming”, “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainty and assumptions, known and unknown, many of which are beyond our control.

Forward-looking statements in this press release include, but are not limited to, those relating to Aeterna’s expectations regarding: its preclinical and clinical studies, its ability to secure regulatory approvals for Macrilen™, its efforts to obtain a development and commercialization partner for Macrilen™ in the U.S. and Canada and the ability to meet its currently anticipated cash needs into 2025.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, our reliance on the success of the DETECT clinical trial in the European Union and U.S. for Macrilen™ (macimorelin) in CGHD; results from our ongoing or planned pre-clinical studies and our DETECT clinical trial under development may not be successful or may not support advancing the product further in pre-clinical studies, to human clinical trials or regulatory approval; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product; the global instability due to the global pandemic of COVID-19 and the war in the Ukraine, and their unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; and our ability to continue to list our common shares on the NASDAQ. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 20-F and annual information form, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com